UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 19 May,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
20 MAY 2004

NOVOGEN PATENT GRANTED IN CANADA

Pharmaceutical company, Novogen, has been granted patent coverage over its OTC products being sold in Canada.

The patent covers the isoflavone composition of the products Promensil, Rimostil and Trinovin.
Additionally the patent covers the use of isoflavone health supplements for the treatment of menopause symptoms.

The CEO of Novogen, Mr. Christopher Naughton, said the grant of this patent significantly strengthens Novogen's position in the Canadian market.

"The issue of this Canadian patent will facilitate Novogen discussions with other companies now engaged in, or planning to enter the market in which Promensil, Rimostil and Trinovin compete in Canada" Mr. Naughton said.

This patent (# 2,136,233) covers isoflavones in health supplement tablets and capsules including those sourced from red clover and soy.

Novogen uses red clover as the source of the four types of isoflavones in its products, and has licensed to Solae LLC ( a joint venture company of DuPont and Bunge), in most countries of the world including Canada, the rights to health supplements containing isoflavones extracted from soy.

The U.S. version of this patent as it relates to soy has already been granted, and under the license from Novogen, Solae has commenced patent litigation asserting infringement against a number of parties in the U.S.

More information on the Novogen group of companies and their associated technology developments can be found at www.novogen.com and at www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088